EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PerkinElmer, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal Year Ended
	December 28, 2008	December 30, 2007	December 31, 2006	January 1, 2006	January 2, 2005
	(In thousands; except for ratio)
Fixed charges:
Interest expense and amortization of debt premiums and discounts on all indebtedness	$23,625	$14,772	$8,635	$40,531	$36,203
Interest on rental expense	8,080	7,040	7,360	5,940	6,740

Total fixed charges	31,705	21,812	15,995	46,471	42,943

Earnings:
Income from continuing operations before income taxes	147,361	146,976	144,061	58,755	93,409

Earnings available to cover fixed charges	$179,066	$168,788	$160,056	$105,226	$136,352

Ratio of earnings to fixed charges	5.6	7.7	10.0	2.3	3.2

Deficiency in earnings required to cover fixed charges	$—	$—	$—	$—	$—